Exhibit 99.1

(formerly FE Battery Metals Corp.)

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

Notice to Reader

These condensed interim financial statements of Linear Minerals Corp. have been prepared by management and approved by the Board of Directors of the Company. In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed these condensed interim financial statements, notes to financial statements and the related quarterly Management Discussion and Analysis.

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Condensed Interim Statements of Financial Position

(Unaudited -expressed in Canadian dollars)

		September 30,	March 31,
	Note	2025	2025
ASSETS
Current Assets
Cash		$487,378	$951,807
Amounts receivable and prepaid expenses	4	238,490	155,835
Market securities	5	-	123,912
Total Current Assets		725,868	1,231,554
Non-current Assets
Reclamation deposits		11,000	11,000
Equipment		1,093	1,336
Exploration and evaluation assets	6	5,956,076	5,956,076
Total Non-current Assets		5,968,169	5,968,412
Total Assets		$6,694,037	$7,199,966
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	7	$519,328	$558,765
Due to related parties, net	8	127,695	142,889
Flow-through share premium liability	9	109,474	218,207
Total Liabilities		$756,497	$919,861
SHAREHOLDERS’ EQUITY
Share capital	9	60,045,403	59,917,903
Share subscriptions		375,000	-
Warrants reserve		2,834,521	2,834,521
Share-based payments reserve	9	3,020,382	3,020,382
Deficit		(60,337,766)	(59,492,701)
Total Shareholders’ Equity		5,937,540	6,280,105

Total Liabilities and Shareholders’ Equity		$6,694,037	$7,199,966

Going concern	1
Subsequent event	13

Approved and authorized for issue on behalf of the board of directors on November 27, 2025 by:

/s/ Gurminder Sangha	/s/ Jurgen Wolf
Director	Director

The accompanying notes are an integral part of these condensed interim financial statements.

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Condensed Interim Statements of Loss and Comprehensive Loss

(Unaudited -expressed in Canadian dollars)

		Three months ended September 30,		Six months ended September 30,
	Note	2025	2024	2025	2024

Expenses
Consulting fees	8	$-	$2,400	$-	$15,600
Exploration and evaluation costs	6	-	139,314	516,139	139,314
General and administrative		19,032	3,665	22,454	7,856
Investor relations		-	52,466	-	328,492
Professional fees		63,213	27,094	78,213	42,094
Salaries, fees and benefits	8	71,550	71,550	143,100	136,950
Shareholder communications		68,798	24,485	82,367	45,925
Share-based payments		90,000	-	90,000	240,689
Loss Before Other Income		(312,593)	(320,974)	(932,273)	(956,920)
Other items
Interst and Other income		142	212	154	325
Gain (loss) on marketable securities		3,659	(52,774)	(21,679)	30,734
Flow-through recovery		-	-	108,733	-
Total Other items		3,801	(52,562)	87,208	31,059
Net Loss and Comprehensive Loss for the Period		$(308,792)	$(373,536)	$(845,065)	$(925,861)
Loss per Common Share, Basic and Diluted		(0.00)	$(0.01)	$(0.01)	$(0.02)
Weighted Average Number of Shares Outstanding – Basic and Diluted		64,493,822	52,585,285	63,613,742	52,414,224

The accompanying notes are an integral part of these condensed interim financial statements.

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Condensed Interim Statements of Changes in Equity

(Unaudited -expressed in Canadian dollars)

	Common Shares Without Par Value		Warrants	Share	Share-based Payments		Total
	Shares	Amount	Reserve	subscription	Reserve	Deficit	Equity
Balance, March 31, 2024	50,846,156	$59,102,110	$2,834,521	$-	$2,889,068	$(56,179,336)	$8,646,363
Private placements	1,739,130	313,042	-	-	-	-	313,042
Share issue costs	-	(24,000)	-	-	-	-	(24,000)
Share based payments - stock options	-	-	-	-	131,314	-	131,314
Share based payments - restricted share units	-	-	-	-	109,375	-	109,375
Net loss for the period	-	-	-	-	-	(925,861)	(925,861)
Balance, September 30, 2024	52,585,286	59,391,152	2,834,521	-	3,129,757	(57,105,197)	8,250,233
Balance, March 31, 2025	61,335,286	$59,917,903	$2,834,521	$-	$3,020,382	$(59,492,701)	$6,280,105
Shares issued for exploration and evaluation assets	2,500,000	37,500	-	-	-	-	37,500
Share based payments - restricted share units	4,500,000	90,000	-	-	-	-	90,000
Share subscriptions	-	-	-	375,000	-	-	375,000
Net loss for the period	-	-	-	-	-	(845,065)	(845,065)
Balance, September 30, 2025	68,335,286	$60,045,403	$2,834,521	$375,000	$3,020,382	$(60,337,766)	$5,937,540

The accompanying notes are an integral part of these condensed interim financial statements.

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Condensed Interim Statements of Cash Flows

(Unaudited -expressed in Canadian dollars)

	Six months ended September 30,
	2025	2024

Cash provided from (used for):
Operating activities
Net loss for the period	$(845,065)	$(925,861)
Items not involving cash:
Amortization	243	243
Share-based payments	90,000	240,689
Unrealized (gain) loss on marketable securities	21,643	(30,734)
Flow-through recovery	(108,733)	-
Changes in non-cash working capital balances:
Amounts receivable and prepaid expenses	(82,655)	362,173
Accounts payable and accrued liabilities	(1,937)	59,707
Due to related parties	(15,194)	(56,926)
Net cash used in operating activities	(941,698)	(350,709)
Investing activities
Proceeds from the sale of marketable securities	102,269	-
Exploration and evaluation assets	-	-
Cash used in investing activities	102,269	-
Financing activities
Proceeds from financing (net of share issue costs)	-	376,000
Share subscriptions received in advance	375,000	-
Net cash from in financing activities	375,000	376,000
Net decrease in cash during the period	(464,429)	25,291
Cash, beginning of the period	951,807	1,704,908
Cash, end of the period	$487,378	$1,730,199
Supplemental information
Shares issued for exploration and evaluation assets	$37,500	$-

The accompanying notes are an integral part of these condensed interim financial statements.

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Notes to the Condensed Interim Financial Statements

For the six months ended September 30, 2025 and 2024

(Unaudited - expressed in Canadian dollars)

1.	Nature of Operations and Going Concern

Linear Minerals Corp. (“Linear Minerals” or the “Company”), formerly known as FE Battery Metals Corp, was incorporated on October 12, 1966 in the Province of British Columbia under the Business Corporations Act of British Columbia, and its principal business activity is the exploration of mineral properties in Canada.

The Company’s head office and principal address is Suite 2421 – 1055 West Georgia Street, Vancouver, B.C., Canada, V6E 3P3. The Company’s registered and records office is 25th Floor-700 West Georgia Street, Vancouver, B.C., Canada, V7Y 1B3.

On December 31, 2024, FE Battery Metals Corp changed its name to Linear Minerals Corp. with a new trading symbol of ‘LINE’ on the Canadian Securities Exchange (LINE), the OTCBB Exchange (LINMF) and the Frankfurt Exchange (A4OY3E)

The Company will need to raise sufficient funds as the Company’s current assets are not sufficient to finance its operations and administrative expenses. The Company is evaluating financing options including, but not limited to, the issuance of additional equity and debt. The Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include the Company’s performance (as measured by numerous factors including the progress and results of its projects), the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. In addition to evaluating financing options, the Company has also implemented cost savings measures.

These condensed interim financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. If the going concern assumption is not appropriate for these financial statements, then adjustments would be necessary to the carrying amount of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

2.	Basis of Preparation and Material Accounting Policy Information

(a)	Statement of Compliance

These unaudited condensed interim financial statements have been prepared in accordance with International Accounting Standard, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). The policies applied in these financial statements are based on International Financial Reporting Standards (“IFRS”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) issued and outstanding as at November 27, 2025, the date the board of directors approved these unaudited condensed interim financial statements for issue.

(b)	Basis of preparation

These unaudited condensed interim financial statements, prepared in conformity with IAS 34, follow the same accounting policies and methods of computation as the most recent audited annual financial statements.

Since these unaudited condensed interim financial statements do not include all disclosures required by the International Financial Reporting Standards (“IFRS”) for annual financial statements, they should be read in conjunction with the Company’s annual financial statements for the year ended March 31, 2025.

(c)	Basis of Measurement and Presentation

These unaudited condensed interim financial statements have been prepared using the historical cost convention using the accrual basis of accounting except for some financial instruments, which have been measured at fair value. In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included.

(d)	Comparative figures

Certain comparative figures have been reclassified to conform to the current period’s presentation.

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Notes to the Condensed Interim Financial Statements

For the six months ended September 30, 2025 and 2024

(Unaudited - expressed in Canadian dollars)

2.	Basis of Preparation and Material Accounting Policy Information (continued)

(e)	New, Amended and Future IFRS Pronouncements

Accounting standards and amendments issued but not yet adopted

There are no other IFRS that are not yet effective that would be expected to have a material impact on the Company. Certain new accounting standards, amendments to existing standards and interpretations have been issued but have future effective dates that are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

3.	Critical Accounting Judgments and Estimates

The preparation of financial statements requires management to make judgments and estimates that affect the amounts reported in the financial statements and notes. By their nature, these judgments and estimates are subject to change and the effect on the financial statements of changes in such judgments and estimates in future periods could be material. These judgments and estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these judgments and estimates. The more significant areas are as follows:

(a)	Going Concern

The assessment of the Company’s ability to raise sufficient funds to finance its exploration and administrative expenses involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(b)	Intangible Exploration and Evaluation Assets

Management is required to assess impairment in respect of intangible exploration and evaluation assets. Note 4 discloses the carrying value of such assets. The triggering events for the potential impairment of exploration and evaluation assets are defined in IFRS 6 Exploration for and Evaluation of Mineral Properties and are as follows:

●	the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

●	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

●	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and

●	sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

In making the assessment, management is required to make judgments as to the status of each project and its future plans towards finding commercial reserves. The nature of exploration and evaluation activity is such that only a proportion of projects are ultimately successful and accordingly some assets are likely to become impaired in future periods.

4.	Amounts Receivable and Prepaid Expenses

	September 30, 2025	March 31, 2025
GST/HST	130,813	97,042
Prepayments and other receivables	107,677	58,793
Total	$238,490	$155,835

5.	Marketable Securities

The Company received 2,125,000 shares of Battery Age Minerals Ltd.. pursuant to the Falcon Lake option agreement (Note 6). During the six months period ended September 30, 2025, the Company sold 2,125,000 shares of Battery Age Minerals for proceeds of $102,269, with the Company realizing a loss of $21,643 on the sales.

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Notes to the Condensed Interim Financial Statements

For the six months ended September 30, 2025 and 2024

(Unaudited - expressed in Canadian dollars)

6.	Exploration and Evaluation Assets

Exploration and evaluation assets deferred to the statements of financial position at September 30, 2025 and March 31, 2025 are as follows:

	March 31, 2025	Additions	Write-off	September 30, 2025
Abitibi Lithium	$1,767,000	$-	$-	$1,767,000
Augustus Lithium	593,290	-	-	593,290
Canadian Lithium	228,881	-	-	228,881
Electron Lithium	650,405	-	-	650,405
McNeely	820,000	-	-	820,000
Pontax West Lithium	37,500			37,500
Rose West Lithium	884,000	-	-	884,000
Rose East Lithium	975,000	-	-	975,000
	$5,956,076	$-	$-	$5,956,076

(a)	Abitibi Lithium Property

On March 12, 2021, the Company entered into a purchase agreement to acquire a 100% interest in the Abitibi Lithium property (the “Abitibi Agreement”). The Abitibi Lithium property is comprised of 233 mineral claims covering approximately 12,500 hectares located in the Abitibi area of western Quebec.

Under the terms of the Abitibi Agreement, the Company acquired a 100% interest in the Abitibi Lithium property by issuing 1,078,947 common shares of the Company and by paying $250,000 on April 20, 2021. The Abitibi Lithium Property is subject to a 3% Net Smelter Returns (“NSR”) royalty, which the Company will have the option to reduce the NSR by 1.0% to 2.0% by paying $1,000,000.

(b)	Augustus Lithium Property

On January 18, 2021, the Company entered into an option agreement to acquire a 100% interest in the Augustus Lithium property (the “Augustus Agreement”). The Augustus Lithium property is comprised of 21 mineral claims covering approximately 900 hectares located in the Abitibi area of western Quebec.

On October 29, 2022, the Company entered into amended option agreement allowing the Company to accelerate its option to acquire a 100% interest in the Augustus Lithium property. As consideration for the amendment, the Company issued an additional 350,000 common shares. As of November 7, 2022, the Company completed the required option payments, common share issuances and exploration expenditures to acquire 100% interest of the Augustus Lithium property.

The Augustus Lithium Property is subject to a 2% NSR royalty. The Company will have the option to reduce the NSR by 1.0% to 1.0% by paying $1,000,000.

(c)	Canadian Lithium Property

On February 3, 2021, the Company entered into an option agreement to acquire a 100% interest in the Canadian Lithium property (the “Canadian Lithium Agreement”). The Canadian Lithium property is comprised of 12 mineral claims covering approximately 700 hectares located in the Landrienne Township area of Quebec.

On February 3, 2023, the Company had completed the required option payments of $60,000 and issuance of 230,263 common shares to acquire a 100% interest of the Canadian Lithium Property.

The Canadian Lithium Property is subject to a 2% NSR royalty. The Company will have the option to reduce the NSR by 1.0% to 1.0% by paying $1,000,000.

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Notes to the Condensed Interim Financial Statements

For the six months ended September 30, 2025 and 2024

(Unaudited - expressed in Canadian dollars)

6.	Exploration and Evaluation Assets (continued)

(d)	Electron Lithium Property

On March 2, 2022, the Company entered into a purchase agreement to acquire a 100% interest in the Electron Lithium property (the “Electron Agreement”). The Electron Lithium property is comprised of 426 mineral claims covering approximately 30,000 hectares of prospective land around the Augustus Lithium Property in western Quebec.

On November 8, 2022, the Company completed the required option payments and share issuances to acquire a 100% interest in the Electron Lithium property.

The Electron Lithium property is subject to a 3% Gross Metal Royalty (“GMR”), which the Company will have the option to reduce the GMR by 1.0% to 2.0% by paying $1,000,000.

On November 14, 2022, the Company entered into a joint venture agreement (the “Infini Joint Venture Agreement”) with Infini Resources Pty Ltd. (“Infini Resources”) whereby Infini Resources may earn a 100% interest in 230 of the 426 mineral claims comprising the Electron Lithium Property.

Pursuant to the Infini Joint Venture Agreement, Infini Resources made a non-refundable payment of AUD$50,000 (CAD$44,088) and has elected to earn an initial 50% interest by making an initial cash payment of AUD$550,000 (CAD$486,837). Upon exercising the option, a joint venture will also be formed between Linear Minerals and Infini Resources to further advance the project. Infini Resources has the option to acquire an additional 25% by making a further AUD$150,000 payment and issuing shares of Infini Resources in the value of AUD$150,000 within 18 months of earning its initial 50% interest. Infini Resources may then acquire the remaining 25% interest, for a 100% beneficial interest by making a further payment AUD$300,000 and issuing shares of Infini Resources in the value of AUD$300,000 within 12 months of earning its 75% interest. Infini Resources did not exercise its option to acquire an additional 25% interest within 18 months of earning its initial 50% interest.

The Infini Joint Venture Agreement may be terminated in certain circumstances, including by Linear Minerals if certain milestones are not met in accordance with the agreement.

(e)	Falcon Lake Property

On January 3, 2022, the Company entered into an option agreement to acquire a 100% interest in the Falcon Lake property (the “Falcon Lake Agreement”). The Falcon Lake property is comprised of 48 mineral claims covering approximately 1,000 hectares located in the Thunder Bay Mining Division, Ontario.

On September 30, 2022, the Company entered into an amended option agreement which amended certain cash payments, share issuances and exploration expenditures due dates and requirements of the Option Agreement.

On October 21, 2022, the Company completed the required option payments and share issuances to acquire a 100% interest in the Falcon Lake property.

On January 27, 2023, the Company executed a joint venture agreement (the “Battery Age Minerals Joint Venture Agreement”) with Battery Age Minerals Limited (“Battery Age Minerals”) whereby Battery Age Minerals may earn a 100% interest in the Falcon Lake Property.

Pursuant to the Battery Age Minerals Joint Venture Agreement, Battery Age Minerals made a non-refundable payment of AUD$50,000 (CAD$45,359) and elected to earn a 65% interest by completing the initial option payment consisting of a cash payment of AUD$100,000 (CAD$93,999) and issuing the Company 1,375,000 of Battery Age Mineral shares valued at $513,975. Battery Age Minerals earned a further 25% interest, for an aggregate 90% interest, by issuing a further 750,000 shares of Battery Age Minerals valued at $290,295 and by making a cash payment of AUD$50,000 (CAD$46,175). Battery Age Minerals may acquire the remaining 10% interest, for a 100% beneficial interest by making a further payment equal to the lower of the price determined by independent valuation or AUD$2 million. Upon Battery Age Minerals earning a 90% interest, a joint venture was deemed to have been formed between Linear Minerals and Battery Age Minerals to further advance the project.

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Notes to the Condensed Interim Financial Statements

For the six months ended September 30, 2025 and 2024

(Unaudited - expressed in Canadian dollars)

6.	Exploration and Evaluation Assets (continued)

(i)	Lac Marion Uranium Property

On June 10, 2024, the Company entered into an option agreement to acquire a 100% interest in the Lac Marion Uranium Property. The property consists of 47 mining claims covering approximately 2,760 hectares area in two claim blocks on land located about 40 kilometres northeast of Mont Laurier in Quebec.

On October 30, 2025, the Company entered into an amended option agreement (the “Lac Marion Uranium Property Amended Agreement”) which amended the due dates for certain share issuances and exploration expenditure requirements of the option agreement.

Under the terms of the Lac Marion Amended Agreement, the Company has the option to acquire a 100% interest in the property by completing the share issuance of 1,200,000.

The Lac Marion property has a 1.5% GMR payable to the optionor of which the Company will have the option to buy-out of 0.5% by paying $1,000,000.

(j)	McNeely Lithium Property

Pursuant to the McNeely Lithium Property purchase agreement entered on June 7, 2021, the Company acquired a 100% interest in the McNeely Lithium Property, by issuing 526,316 common shares and paying $250,000. The McNeely Lithium Property is located in Quebec and consists of 66 claims covering approximately 2,400 hectares. The McNeely Lithium Property is subject to a 3.0% GMR. Certain of the claims are subject to a pre-existing 1.0% NSR. The Company will have the option to purchase the NSR by paying $200,000 to the NSR holder.

(k)	Pontax West Lithium Property

On October 13, 2023, the Company entered into an option agreement to acquire a 100% interest in the Pontax West Lithium Property (the “Pontax Lithium Agreement”). The property consists of 72 mining claims covering over 3,800 hectares in the James Bay lithium region of northern Quebec.

On September 13, 2024, the Company entered into an amended option agreement (the “Pontax West Lithium Amended Agreement”) which amended the due dates for certain share issuances and exploration expenditure requirements of the option agreement.

Under the terms of the Pontax West Lithium Amended Agreement, the Company acquired a 100% interest in the property by completing the share issuance of 2,500,000 on May 7, 2025.

The Pontax West Lithium property has a 1.5% GMR payable to the Optionor of which the Company will have the option to reduce the GMR by 1.0% by paying $1,000,000 for one-half of one percent.

On August 1, 2025, the Company signed a plan of arrangement agreement (the “Agreement”) to spin out its Pontax West lithium property located in the province of Quebec to the company’s subsidiary Westlinear Minerals Corp. (Spinco). Under the terms of the arrangement, the company’s shareholders will be issued one share of Spinco with respect to every 10 shares of the company owned on the share distribution record date, which will be determined by the company’s board of directors and announced by a news release in advance.

On October 23, 2025, the shareholder’s of the Company approved by special resolution the Agreement to spin out the Company’s Pontax West lithium property to the Company’s subsidiary Westlinear Minerals Corp. (Spinco). The completion of the Arrangement is still subject to the acceptance of the Arrangement by the Canadian Securities Exchange (Note 13).

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Notes to the Condensed Interim Financial Statements

For the six months ended September 30, 2025 and 2024

(Unaudited - expressed in Canadian dollars)

6.	Exploration and Evaluation Assets (continued)

(l)	Rose West Lithium Property

On March 4, 2023, the Company entered into an option agreement to acquire a 100% interest in the Rose East Lithium Property (“Rose East Lithium”). The Rose East Lithium Project consists of 59 mining claims covering approximately 3,100 hectares in northern Quebec.

Under the terms of the Rose East Lithium Agreement, the Company has the option to acquire a 100% interest in the property by completing the following option payments:

Due Dates	Issuance of Linear Minerals common shares
March 4, 2023 (issued)	1,500,000
March 4, 2024	1,500,000

The Rose East Lithium Property is subject to a 1.0% GMR, of which the Company may repurchase by paying $1,000,000 for each 0.5%.

At March 31, 2025, the Company and the Optionor are in discussions to amend and extend the option terms of the March 3, 2023 option agreement.

On November 25, 2022, the Company entered into an option agreement to acquire a 100% interest in the Rose West Property. The Rose West Lithium property is located in the James Bay region of northern Quebec and consists of 32 mining claims covering approximately 1,700 hectares within townships.

On December 9, 2022, the Company entered into amended option agreement to which the Company could acquire a 100% interest in the property by issuing 1,300,000 shares and granted the Company a 1% GMR. On April 5, 2023, the Company issued the required shares to acquire a 100% interest in the Rose West Lithium property.

The Rose West Lithium property has a 1% GMR payable to the optionor upon the commencement of commercial production.

Exploration and evaluation expenditures recorded in the statements of loss and comprehensive loss for the six months ended September 30, 2025 and 2024 are as follows:

Six months ended September 30, 2025	Assay and sampling	Drilling and mobilization	Field expenditures	Geological Consulting	Geological and Technical Services	Total September 30, 2025
Quebec
Augustus Lithium	$13,308	$441,316	$32,165	$11,700	$17,650	$516,139
Total	$13,308	$441,316	$32,165	$11,700	$17,650	$516,139

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Notes to the Condensed Interim Financial Statements

For the six months ended September 30, 2025 and 2024

(Unaudited - expressed in Canadian dollars)

6.	Exploration and Evaluation Assets (continued)

(l)	Rose West Lithium Property (continued)

Six months ended September 30, 2024	Assay and sampling	Drilling and mobilization	Field expenditures	Geological Consulting	Geological and Technical Services	Total September 30, 2024
Quebec
Augustus, Abitibi, Canadian and McNeely Lithium	$-	$36,600	$-	$-	$4,500	$41,100
Lac Marion Uranium	-	-	60,865	33,500	-	94,365
General Exploration	-	-	-	-	3,849	3,849
Total	$-	$36,600	$60,865	$33,500	$8,349	$139,314

7.	Accounts Payable and Accrued Liabilities

	September 30, 2025	March 31, 2025
Trade and other payables	$647,023	$411,565
Accrued liabilities	-	147,200
Total	$647,023	$558,765

8.	Related Party Transactions and Balances

Remuneration of directors and key management personnel of the Company for the six months ended September 30, 2025 and 2024 were as follows:

	For the three months ended September 30,		For the six months ended September 30,
	2025	2024	2025	2024
Consulting fees charged by directors of the Company	$-	$2,400	$-	$5,600
Salaries, fees and benefits	53,950	71,550	125,500	136,950
Share-based payments	45,000	-	45,000	177,788

Related party balances as at September 30, 2025 and March 31, 2025 were as follows:

	September 30, 2025	March 31, 2025
Amounts due to directors and officers of the Company	$23,222	$26,501
Amounts due to companies controlled by directors and officers	104,473	116,388
	$127,695	$142,889

The directors’ and officers’ balances also include fees and expenses owing to directors and officers incurred in the normal course of business.

9.	Share Capital

(a)	Authorized – Unlimited number of common shares without par value.

(b)	Issued share capital

The Company had 63,835,286 common shares issued and outstanding as at September 30, 2025 and 61,335,286 common shares issued and outstanding as at March 31, 2025.

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Notes to the Condensed Interim Financial Statements

For the six months ended September 30, 2025 and 2024

(Unaudited - expressed in Canadian dollars)

9.	Share Capital (continued)

(b)	Issued share capital (continued)

Fiscal 2026

On May 7, 2025, the Company issued 2,500,000 common shares pursuant the Pontax West Lithium property option agreement. The cost of $37,500 for the share issuance which had been accrued at March 31, 2025;

On May 8, 2025, the Company issued 4,500,000 common shares pursuant to exercise of Restricted Share Units.

Fiscal 2025

On April 18, 2024, the Company closed a non-brokered private placement for 1,739,130 Quebec flow-through shares (“QFT share”) priced at $0.23 per QFT share for gross proceeds of $399,999. The Company recognized a liability for flow-through shares of $86,957. The Company also paid finder’s fees of $24,000.

(c)	Stock Options

The Company has a shareholder approved “rolling” stock option plan (the “Plan”) in compliance with the TSX-V’s policies. Under the Plan, the maximum number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares at the time of granting. The exercise price of each stock option shall not be less than the discounted market price of the Company’s stock at the date of grant. Such options will be exercisable for a period of up to 10 years from the date of grant. In connection with the foregoing, the number of common shares reserved for issuance to any one optionee will not, within a twelve-month period, exceed five percent (5%) of the issued and outstanding common shares and the number of common shares reserved for issuance to all technical consultants will not exceed, within a twelve-month period, two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities’ position.

The continuity for stock options for the six months ended September 30, 2025 is as follows:

	Number of Shares	Weighted Average Exercise Price
Balance, fully vested and exercisable at March 31, 2025 and September 30, 2025	4,760,526	$0.63

As at September 30, 2025, the following stock options were outstanding:

Expiry Date	Number Outstanding and Exercisable	Weighted average exercise price	Average Remaining Contractual Life
February 9, 2026	694,737	$0.80	0.37
February 11, 2026	342,105	$1.33	0.37
May 14, 2026	223,684	$1.33	0.62
July 13, 2026	236,842	$0.95	0.79
January 6, 2027	63,158	$1.33	0.27
June 4, 2028	2,000,000	$0.59	2.68
April 26, 2028	1,200,000	$0.18	0.57
	4,760,526	$0.63	1.44

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Notes to the Condensed Interim Financial Statements

For the six months ended September 30, 2025 and 2024

(Unaudited - expressed in Canadian dollars)

9.	Share Capital (continued)

(d)	Share Purchase Warrants

The continuity for share purchase warrants for the six months ended September 30, 2025 is as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, March 31, 2025 and September 30, 2025	927,778	$0.65

As at September 30, 2025, the following share purchase warrants issued in connection with private placements were outstanding:

Expiry Date	Exercise Price	Number Outstanding and Exercisable	Average Remaining Contractual Life
November 9, 2025	$0.65	888,889	0.11
November 20, 2025	$0.65	38,889	0.14
		927,778	0.11

(e)	Restricted share units

The Company has a shareholder approved “10% rolling” restricted share unit plan (the “RSU Plan”) in compliance with the TSX-V’s policies. Under the RSU Plan, the maximum number of RSU’s reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares at the time of granting.

Fiscal 2026

On May 8, 2025, the Company granted 4,500,000 restricted share units to officers, directors and consultants of the Company. The restricted share units vest on September 9, 2025 four months. The Company recorded $90,000 of share-based payments on the granted RSU’s during the six months ended September 30, 2025.

The continuity for restricted share units for the six months ended September 30, 2025 is as follows:

	Granted	Issued	Outstanding	Exercisable
Granted and issued - May 8, 2025	4,500,000	(4,500,000)	-	-
Balance, September 30, 2024	4,500,000	(4,500,000)	-	-

(f)	Share-Based Payments Reserve

The share-based payment reserve records items recognized as stock-based compensation expense and other share-based payments. This reserve also includes the value attributed to warrants on unit private placements. At the time that the stock options or warrants are exercised, the corresponding amount will be transferred to share capital.

The fair value of each option granted to directors, officers and consultants was estimated on the date of grant using the Black-Scholes option-pricing model.

Fiscal 2026

On May 8, 2025, the Company granted 4,500,000 restricted share units to officers, directors and consultants of the Company. The restricted share units vest in four months. The fair value of the RSU’s was $90,000 and calculated by multiplying the Company’s share price at grant date by the number of RSU’s granted. The fair value will be recognized as the RSU’s vest.

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Notes to the Condensed Interim Financial Statements

For the six months ended September 30, 2025 and 2024

(Unaudited - expressed in Canadian dollars)

9.	Share Capital (continued)

(f)	Share-Based Payments Reserve (continued)

Fiscal 2025

On April 26, 2024, the Company granted 1,200,000 incentive stock options to directors, officers and consultants and all of which vested at the date of grant. The options are exercisable at $0.18 per share, expiring on April 25, 2026. The fair value of these options was $131,314 and was calculated using the Black-Scholes pricing model, based on the following assumptions: weighted average risk-free interest rate of 4.33%, volatility factor of 129.06% and an expected life of two years.

10.	Segmented Information

The Company operates in one business segment being the acquisition and exploration of exploration and evaluation assets and operates in one geographic segment being Canada. The total assets relate to exploration and evaluation assets and have been disclosed in Note 4.

11.	Financial Instruments and Risk Management

Fair Value

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The following provides the valuation method of the Company’s financial instruments as at September 30, 2025 and March 31, 2025:

		September 30, 2025	March 31, 2025
Cash	1	$487,378	$951,807
Reclamation deposits	1	11,000	11,000
Market securities	1	-	123,912
Financial Liabilities	1	647,023	701,654

There were no transfers from levels or change in the fair value measurements of financial instruments for the period ended September 30, 2025 and year ended March 31, 2025.

Financial Risk Management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining a sufficient cash balance. As at September 30, 2025, the Company had cash of $487,378 to settle accounts payable and accrued liabilities (inclusive of amounts due to related parties) of $647,023.

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Notes to the Condensed Interim Financial Statements

For the six months ended September 30, 2025 and 2024

(Unaudited - expressed in Canadian dollars)

11.	Financial Instruments and Risk Management (continued)

Liquidity risk on amounts due to creditors and amounts due to related parties were significant to the Company’s statement of financial position. The Company manages these risks by actively pursuing additional share capital issuances to settle its obligations in the normal course of its operating, investing, and financing activities. The Company’s ability to raise share capital is indirectly related to changing metal prices and the price of lithium and gold in particular.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of price risk: currency risk, interest rate risk and other price risk.

Interest Rate Risk

The Company has no significant exposure at September 30, 2025, to interest rate risk through its financial instruments.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash, short-term investment, reclamation bonds and amounts receivable. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the maximum exposure to credit risk.

The Company deposits its cash with a high credit quality major Canadian financial institution as determined by ratings agencies. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. To reduce credit risk, the Company regularly reviews the collectability of its amounts receivable and establishes an allowance based on its best estimate of potentially uncollectible amounts. The Company historically has not had difficulty collecting its amounts receivable.

Currency Risk

The Company has no significant exposure at September 30, 2025, to currency risk through its financial instruments.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in order to maintain liquidity while achieving a satisfactory return. Fluctuations in interest rates impact the amount of return the Company may realize but interest rate risk is not significant to the Company.

12.	Management of Capital

The Company primarily considers shareholders’ equity in the management of its capital. The Company manages its capital structure and makes adjustments to it based on funds available to the Company, in order to support exploration and development of mineral properties. The Board of Directors has not established quantitative capital structure criteria management but will review on a regular basis the capital structure of the Company to ensure its appropriateness to the stage of development of the business.

The Company’s objectives when managing capital are:

●	To maintain and safeguard its accumulated capital in order to provide an adequate return to shareholders by maintaining sufficient level of funds, to support continued evaluation and maintenance of the Company’s existing properties, and to acquire, explore and develop other precious metals, base metals and industrial mineral deposits;

●	To invest cash on hand in highly liquid and highly rated financial instruments with high credit quality issuers, thereby minimizing the risk and loss of principal; and

●	To obtain the necessary financing if and when it is required.

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LINEAR MINERALS CORP. (formerly FE Battery Metals Corp.)

Notes to the Condensed Interim Financial Statements

For the six months ended September 30, 2025 and 2024

(Unaudited - expressed in Canadian dollars)

12.	Management of Capital (continued)

The properties in which the Company currently holds an interest are in the exploration stage and the Company is dependent on external financing to explore and take the project to development. In order to carry out planned exploration and development and pay for administrative costs, the Company will spend its existing working capital and attempt to raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

In order to facilitate the management of capital and development of its mineral properties, the Company’s management informs the Board of Directors as to the quantum of expenditures for review and approval prior to commencement of work. In addition, the Company may issue new equity, incur additional debt, enter into joint venture agreements or dispose of certain assets. When applicable, the Company’s investment policy is to hold cash in interest bearing accounts at high credit quality financial institutions to maximize liquidity. In order to maximize ongoing development efforts, the Company does not pay dividends. The Company expects to continue to raise funds, from time to time, to continue meeting its capital management objectives.

There were no changes in the Company’s approach to capital management during the period ended September 30, 2025, compared to the year ended to March 31, 2025. The Company is not subject to externally imposed capital requirements. Further information relating to management of capital is disclosed in Note 1.

13.	Subsequent Events

●	On October 23, 2025, the shareholder’s of the Company approved by special resolution the Agreement and further on October 29, 2025, the Company received court approval of the Agreement. The Company subsequently set the share distribution record date as November 25, 2025. The completion of the plan of arrangement is still subject to the acceptance of the arrangement by the Canadian Securities Exchange. (Note 6); and

●	On October 30, 2025, the Company entered into an Lac Marion Uranium Property amended option agreement which amended the due dates for certain share issuances and exploration expenditure requirements of the option agreement (Note 6).

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